Exhibit 12

Ratios of earnings to fixed charges and earnings to combined fixed charges and preferred stock dividends

Our ratios of earnings to fixed charges and earnings to combined fixed charges and preferred stock dividends are calculated in accordance with SEC requirements and computed by dividing earnings by fixed charges and earnings by preferred stock dividend requirements. For purposes of computing these ratios, earnings consist of net income before extraordinary items plus applicable income taxes and fixed charges. Fixed charges, excluding interest on deposits, consist of interest expense on borrowings and one-third of our rental expense, which we deem to represent interest. Preferred share dividend requirements represent the amount of pre-tax income required to pay the dividends on preferred shares. We issued Fixed Rate Cumulative Perpetual Preferred Stock, Series A, par value $0.01 per share on November 21, 2008, which were then redeemed on May 27, 2009. In addition, we issued Noncumulative Perpetual Preferred Stock, Series B, par value $0.01 per share, on December 14, 2011, but did not declare any dividends in 2011. Therefore, the ratio of earnings to combined fixed charges and preferred share dividends is identical to the ratio of earnings to fixed charges for the years ended December 31, 2011 and 2010. Our consolidated ratios for the periods indicated are as follows (amounts in thousands):

	Six months ended June 30,		Years ended December 31,
	2013	2012	2012	2011	2010	2009	2008

Earnings:
Income before taxes	$202,195	$72,973	$239,362	$262,116	$212,410	$120,053	$133,402
Fixed charges	63,617	93,648	162,019	195,400	153,739	128,725	174,661
Earnings, including interest on deposits	265,812	166,621	401,381	457,516	366,149	248,778	308,063
Less interest on deposits	27,244	31,389	66,649	83,237	71,150	73,551	118,683
Earnings, excluding interest on deposits	$238,568	$135,232	$334,732	$374,279	$294,999	$175,227	$189,380

Fixed charges:
Interest on deposits	$27,244	$31,389	$66,649	$83,237	$71,150	$73,551	$118,683
Interest on borrowings	30,864	57,848	86,164	100,823	76,684	52,807	53,878
Estimated interest component of rent expense	5,509	4,411	9,206	11,340	5,905	2,367	2,100
Fixed charges, including interest on deposits	63,617	93,648	162,019	195,400	153,739	128,725	174,661
Less interest on deposits	27,244	31,389	66,649	83,237	71,150	73,551	118,683
Fixed charges, excluding interest on deposits	36,373	62,259	95,370	112,163	82,589	55,174	55,978
Preferred stock dividend requirements	24,487	20,542	45,029	—	—	20,035	1,969
Combined fixed charges and preferred stock dividend requirements	$60,860	$82,801	$140,399	$112,163	$82,589	$75,209	$57,947

Ratio of earnings to fixed charges:
Excluding interest on deposits	6.56	2.17	3.51	3.34	3.57	3.18	3.38
Including interest on deposits	4.18	1.78	2.48	2.34	2.38	1.93	1.76

Ratio of earnings to combined fixed charges and preferred stock dividend requirements:
Excluding interest on deposits	3.52	1.39	2.06	3.34	3.57	2.06	3.23
Including interest on deposits	2.74	1.28	1.72	2.34	2.38	1.54	1.73

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